Exhibit (a)(11)

                              [Press Release]


              INVENSYS PLC SUCCESSFULLY COMPLETES TENDER OFFER
                         FOR MARCAM SOLUTIONS, INC.

     LONDON -- JULY 1, 1999 - Invensys plc ("Invensys") announced today the successful completion of its tender offer for all the outstanding shares of common stock, and associated preferred stock purchase rights (collectively, the "Shares"), of Marcam Solutions, Inc. ("Marcam") (NASDAQ:MRCM). The Offer was made through M Merger Sub, Inc., an indirect wholly owned subsidiary of Invensys. The Offer expired at 12:00 midnight, New York City time, on Wednesday, June 30, 1999, at which time approximately 7,534,000 Shares had been tendered (including 284,000 Shares tendered by notice of guaranteed delivery). This represents approximately 96.3% of the outstanding Shares of Marcam. Invensys will accept for payment all the Shares tendered at the tender offer price of $7.50 per share.

About Marcam

     Marcam is a Massachusetts-based software company, which specializes in enterprise resource planning and enterprise asset management applications for industrial customers. The company's products provide customers with the necessary enterprise-wide financial, planning, and product information to improve the productivity of their business and manufacturing operations. Marcam employs 715 employees and has more than 1,400 customers in 40+ countries worldwide. For the twelve months ended September 30, 1998, Marcam had sales of $124.52 million, which yielded an operating loss of $6.2 million.

About Invensys

     Invensys is a global electronics and engineering company created by the merger of BTR plc and Siebe plc on February 4, 1999. Operating globally through over 500 companies and employing over 120,000 people, Invensys is a worldwide leader in automation and controls. More than 75% of Invensys' business is controls and automation based, with products ranging from advanced control systems for automating industrial plants and controlling the environments of buildings, to electronic devices found in many domestic and commercial appliances. For the year ended March 31, 1999 turnover in the automations and controls companies rose by 10.4% from (pound)5,934 million to (pound)6,550 million. Operating profit for the ongoing group, before exceptional items and goodwill amortization, moved ahead from (pound)879 million to (pound)998 million, an increase of 13.5%.

     Morgan Stanley Dean Witter is acting as dealer manager for the tender offer, D.F. King & Co., Inc. is acting as information agent, and Bankers Trust is acting as depositary.


Contact:
Invensys plc
Barry Francis
011-44-171-821-3712
-or-
Taylor Rafferty Associates
James P. Prout
212-889-4350
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